Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

File No. of Related Registration Statement: 333-235856

September 2020

Goldman Sachs BDC, Inc. (“GSBD”) and Goldman Sachs Middle Market Lending Corp. (“MMLC”) Merger

The following is excerpted from the unaudited pro forma condensed consolidated financial information and explanatory notes illustrating the effect of GSBD’s merger with MMLC (the “Merger”) on GSBD’s financial position and results of operations based upon GSBD’s and MMLC’s respective historical financial positions and results of operations under the asset acquisition method of accounting with GSBD treated as the acquirer. The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both GSBD and MMLC. Please see GSBD’s Current Report on Form 8-K filed on September 16, 2020 for the unaudited pro forma condensed consolidated financial statements as of June 30, 2020.

Transaction Analysis

Pre-Merger (as of June 30, 2020)	GSBD	MMLC
Net Asset Value (“NAV”)	$611,496,000	$977,365,000
Shares	40,401,637	53,844,947
NAV / Share	$15.14	$18.15

Merger Adjustments	GSBD	MMLC
Special Distribution to MMLC Shareholders	–	($75,000,000)
Other Adjustments (transaction expenses, deferred financing costs, GSAM reimbursement, etc.)	($1,852,000)	($1,617,000)
Per Share	($0.05)	($1.42)
Ending NAV	$609,644,000	$900,748,000
NAV / Share	$15.09	$16.73
Estimated Exchange Ratio[1]	1.1086

1 Estimate of Exchange Ratio is calculated as MMLC NAV per share/GSBD NAV per share (or $16.73 / $15.09 = 1.1086) and is provided solely for illustrative purposes. Pursuant to the Amended and Restated Merger Agreement, dated June 11, 2020, each MMLC stockholder (other than GSBD or any of its consolidated subsidiaries) will be entitled to receive, for each share of MMLC common stock, that number of shares of GSBD common stock with a NAV equal to the NAV per share of MMLC Common Stock, in each case calculated as of the same date within 48 hours (excluding Sundays and holidays) prior to the closing of the Merger (the “Exchange Ratio”).

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Analysis for MMLC Shareholders	September 2020

Example: MMLC Shareholder with $100,000 Current Value

Current Value
Value of MMLC Investment		$100,000
# of Shares (based on adjusted NAV/Share of $16.73)	5,977

Value Received in Connection with Merger
Special Distribution
Estimated Special Distribution/Share[1]	$1.39
Receipt of Special Distribution		$8,308
Stock Consideration
Estimated Exchange Ratio	1.1086
# of GSBD Shares Received	6,626
GSBD Trading Price as of August 24, 2020	$15.86
Value of GSBD Shares		$105,088
Total		$113,396

Expected Further Payouts Following Merger

Post-Merger
Recurring Distributions
Historical Quarterly Distribution[2]	$0.45 (GSBD Historical Quarterly Distribution, which represents an increase from MMLC’s historical quarterly distribution of $0.43)
Non-Recurring Items
GSBD Special Distribution (payable after lockup expires)[3]	$0.15 (three $0.05 per share quarterly installments currently expected to begin in Q1 2021)

1 The MMLC estimated special distribution amount includes accumulated undistributed net investment income.

2 Assumes GSBD dividend remains constant at $0.45. Distributions are subject to available funds and no assurance can be given that GSBD will be able to declare such distributions in future periods.

3 GSBD’s Board of Directors has approved special distributions aggregating to $0.15 per share, and payable post-closing in three $0.05 per share quarterly installments currently expected to begin in Q1 2021.

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Analysis for MMLC Shareholders	September 2020

ABOUT GOLDMAN SACHS BDC, INC.

Goldman Sachs BDC, Inc. (“GSBD”) is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. GSBD was formed by The Goldman Sachs Group, Inc. (“Goldman Sachs”) to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. GSBD seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments. For more information, visit http://www.goldmansachsbdc.com. Information on the website is not incorporated by reference into this press release and is provided merely for convenience.

ABOUT GOLDMAN SACHS MIDDLE MARKET LENDING CORP.

Goldman Sachs Middle Market Lending Corp. (“MMLC”) is a specialty finance company that has elected to be regulated as a business development company under the Investment Company Act of 1940. MMLC was formed by Goldman Sachs to invest primarily in middle-market companies in the United States, and is externally managed by GSAM, an SEC-registered investment adviser and a wholly-owned subsidiary of Goldman Sachs. MMLC seeks to generate current income and, to a lesser extent, capital appreciation primarily through direct originations of secured debt, including first lien, first lien/last-out unitranche and second lien debt, and unsecured debt, including mezzanine debt, as well as through select equity investments.

FORWARD-LOOKING STATEMENTS

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of GSBD, MMLC, or, following the Merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GSBD and MMLC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below). Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the Merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement, the ability to realize the anticipated benefits of the Merger, effects of disruption on the business of GSBD and MMLC from the proposed Merger, the effect that the announcement or consummation of the Merger may have on the trading price of GSBD’s common stock on New York Stock Exchange; the combined company’s plans, expectations, objectives and intentions as a result of the Merger, any decision by MMLC to pursue continued operations, any termination of the Amended and Restated Agreement and Plan of Merger, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with Goldman Sachs Asset Management, L.P. (“GSAM”) and other affiliates of GSAM, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Neither GSBD nor MMLC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). The Proxy Statement was mailed to stockholders of GSBD and MMLC on or about August 11, 2020. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.goldmansachsbdc.com.

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Analysis for MMLC Shareholders	September 2020

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD and MMLC is set forth in the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals is contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.

This material is provided for informational purposes only and should not be construed as investment advice or an offer or solicitation to buy or sell securities. This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.

Hedge funds and other private investment funds (collectively, “Alternative Investments”) are subject to less regulation than other types of pooled investment vehicles such as mutual funds. Alternative Investments may impose significant fees, including incentive fees that are based upon a percentage of the realized and unrealized gains and an individual’s net returns may differ significantly from actual returns. Such fees may offset all or a significant portion of such Alternative Investmet’s trading profits. Alternative Investments are not required to provide periodic pricing or valuation information. Investors may have limited rights with respect to their investments, including limited voting rights and participation in the management of such Alternative Investments.

Alternative Investments often engage in leverage and other investment practices that are extremely speculative and involve a high degree of risk. Such practices may increase the volatility of performance and the risk of investment loss, including the loss of the entire amount that is invested. There may be conflicts of interest relating to the Alternative Investment and its service providers, including Goldman Sachs and its affiliates. Similarly, interests in an Alternative Investment are highly illiquid and generally are not transferable without the consent of the sponsor, and applicable securities and tax laws will limit transfers.

Supplemental Risk Disclosure

In connection with your consideration of this presentation, you should be aware of the following risks:

BDCs are highly regulated investment vehicles. If regulations or the regulatory regime applicable to GSBD, MMLC, GSAM and/or their affiliates were to change, it could have a negative impact on GSBD, MMLC and their respective investors. Additionally, to the extent that there are changes to the current tax treatment for offshore and/or onshore investors, this could potentially have a negative impact on returns.

Each of GSBD and MMLC expects to pay significant fees, including incentive fees that are based upon performance (including realized and gains), and such fees may offset all or a significant portion of the profits of GSBD and MMLC.

Each of GSBD and MMLC is subject to limitations on the types of investments it can make. GSBD and MMLC may invest in instruments that may be highly illiquid and extremely difficult to value. Investors will be exposed to significant market, credit and liquidity risks. Each of GSBD and MMLC may make loans with a high degree of credit risk and engage in leverage and other investment practices that are extremely speculative and involve a high degree of risk. Such practices may increase the volatility of performance and the risk of investment loss, including the loss of the entire amount that is invested.

BDCs may involve complex tax and legal structures and accordingly are only suitable for sophisticated investors. You are urged to consult with your own tax, accounting and legal advisers regarding any investment in GSBD or MMLC.

Conflicts of Interest

There may be conflicts of interest relating to the Alternative Investment and its service providers, including Goldman Sachs and its affiliates. These activities and interests include potential multiple advisory, transactional and other interests in securities and instruments that may be purchased or sold by the Alternative Investment. These are considerations of which investors should be aware and additional information relating to these conflicts is set forth in the offering materials for the Alternative Investment.

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Analysis for MMLC Shareholders	September 2020

© 2020 Goldman Sachs. All rights reserved.

Date of first use: September 16, 2020

Compliance Code:

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